FoodieKid, LLC (the "Company") a New York LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
FoodieKid, LLC

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statement of financial position, statement of operations, statement of cash flows for the years and months ended then, statement of changes in member's equity, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 7, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	37,719	79,076
Accounts Receivable	503	3,882
Inventory	39,088	68,001
Total Current Assets	77,310	150,959
TOTAL ASSETS	77,310	150,959
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,815	2,196
Other Liabilities	577	1,680
Total Current Liabilities	3,391	3,876
Long-term Liabilities		
Notes Payable	20,832	-
Total Long-Term Liabilities	20,832	-
TOTAL LIABILITIES	24,223	3,876
EQUITY		
Safe Investments	10,000	10,000
Safe Investments – Related Party	255,000	255,000
Distributions	(105,954)	(57,289)
Accumulated Paid in Capital	55,219	55,219
Accumulated Deficit	(161,178)	(115,848)
Total Equity	53,087	147,082
TOTAL LIABILITIES AND EQUITY	77,310	150,959

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	39,442	20,619
Cost of Sales	26,919	16,825
Gross Profit	12,523	3,794
Operating Expenses		
Advertising and Marketing	12,217	6,352
General and Administrative	45,636	65,131
Total Operating Expenses	57,853	71,483
Operating Income (loss)	(45,330)	(67,689)
Other Income		
Interest Income	-	-
Other	-	-
Total Other Income	-	-
Other Expense		
Interest Expense	-	-
Other	-	60
Total Other Expense	-	60
Provision for Income Tax	-	-
Net Income (loss)	(45,330)	(67,749)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(45,330)	(67,749)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	618	2,196
Accrued Liabilities	(1,104)	1,680
Inventory	28,913	(67,840)
Accounts Receivable	3,378	(3,091)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	31,806	(67,055)
Net Cash provided by (used in) Operating Activities	(13,524)	(134,803)
FINANCING ACTIVITIES		
Owner's Investment	-	15,000
Debt Issuances	20,832	-
Payments on Debt	-	-
Safe Investments	-	250,000
Distributions	(48,665)	(57,289)
Unclassified	-	-
Net Cash provided by (used in) Financing Activities	(27,833)	207,711
Cash at the beginning of period	79,076	6,168
Net Cash increase (decrease) for period	(41,357)	72,908
Cash at end of period	37,719	79,076

Statement of Changes in Member's Equity

Balance as of 12/31/2018	7,120
Capital Contribution	15,000
Capital Distributions	(57,289)
SAFE Investments	250,000
Net Loss	(67,749)
Balance as of 12/31/2019	147,082
Capital Distributions	(48,665)
Net Loss	(45,330)
Balance as of 12/31/2020	53,087

FoodieKid, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

FoodieKid, LLC ("the Company") was formed in New York on September 28th, 2017. The company produces prepped, flash-frozen meals for toddlers and young kids and earns revenue through the sale of these products to customers via major distributors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of distribution costs, dues and subscriptions, insurance, and related expenses for general corporate functions, including accounting, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. In 2019, the Company issued Simple Agreements for Future Equity ("SAFE") to relatives of the sole member of the Company. These SAFE's were issued with the same terms as previous issuances to non-related parties and the issuances in 2019 totaled $240,000. In 2018, similar SAFE's were issued to another relative of the sole member of the Company and this was issued for $15,000. As such, the total balance for SAFE's as of 12/31/2019 and 12/312020 equals $255,000 in both years.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

The Company applied for the Paycheck Protection Program on 05/05/2020 receiving a loan from Cross River Bank in the amount of $20,832 with 1.00% interest rate, and a term of 24 months (with automatic 6-month deferment). No interest expense has accrued for this loan, and the loan was forgiven on 04/14/2021.

NOTE 6 – EQUITY

The company is a member managed LLC with a single class of equity interest which is currently 100% owned by one member.

Future Equity Obligations

During the periods ending December 31, 2019 and 2020, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $265k. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $1.5M and provide an 80% discount at conversion.

The company entered into an additional $55k in SAFE agreements for services performed. The services have not been rendered as of December 31st, 2020, as such, no amount has been recognized in the financials.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 7, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic

slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Concentration Risk - One major distributor of the Company's products, Fresh Direct, was solely responsible for 50% of the Company's revenue in 2019.